Filed pursuant to Rule 433

Registration No. 333-180410-03

Free Writing Prospectus Dated June 2, 2014

PPL ELECTRIC UTILITIES CORPORATION

$300,000,000

FIRST MORTGAGE BONDS, 4.125% SERIES DUE 2044

Issuer:	PPL Electric Utilities Corporation

Title:	4.125% First Mortgage Bonds due 2044

Issuance Format:	SEC Registered

Expected Issue Ratings (Moody’s / S&P / Fitch)*:	A2 / A- / A-

Principal Amount:	$300,000,000

Trade Date:	June 2, 2014

Settlement Date:	June 5, 2014 (T+3)

Maturity Date:	June 15, 2044

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2014

Annual Interest Rate:	4.125%

Price to Public:	98.827%

Benchmark Treasury:	3.625% due February 15, 2044

Benchmark Treasury Yield:	3.374%

Spread to Benchmark Treasury:	82 basis points

Yield to Maturity:	4.194%

Optional Redemption:	Prior to December 15, 2043, the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 15 basis points; plus, in either of the above cases, accrued and unpaid interest to the Redemption Date. On or after December 15, 2043, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	69351U AS2 / US69351UAS24

Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC RBS Securities Inc. UBS Securities LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 800-831-9146; RBC Capital Markets, LLC at 866-375-6829; RBS Securities Inc. at 866-884-2071; and UBS Securities LLC at 877-827-6444, ext. 561-3884.